As filed with the Securities and Exchange Commission on July 6, 2016.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COSTAMARE INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Republic of the Marshall Islands (Jurisdiction of incorporation or organization)	N/A (I.R.S. Employer Identification Number)

7 Rue du Gabian
MC 98000 Monaco
+377 93 25 09 40
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9070
(Name, address and telephone number of agent for service)

With copies to:

D. Scott Bennett, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act of 1933, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act of 1933, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common stock, including preferred stock purchase rights, par value $0.0001 per share	30,000,000	$7.90	$237,000,000	$23,866

(1)	Plus such additional shares as may be issued by reason of stock splits, stock distributions and similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices per share of the Company’s common stock on the New York Stock Exchange on June 30, 2016.

PROSPECTUS

DIVIDEND REINVESTMENT PLAN

30,000,000 Common Shares

Costamare Inc.

With this prospectus we are offering you the opportunity to participate in the dividend reinvestment plan (the “plan”) of Costamare Inc. (the “Company”, “Costamare”, “we” or “us”). The plan provides holders of our common stock with a method of investing cash dividends declared on our common shares in additional common shares.

The plan allows our shareholders to reinvest the cash dividends with respect to all or part of their common shares in additional shares of our common stock without paying any brokerage commission or service charge and, at certain times, at a discount to the market price. Shareholders electing to participate in the plan must reinvest at least 10% of their dividend distributions in any dividend period.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CMRE”. On July 5, 2016, the last reported sale price for our common stock on the NYSE was $6.95.

The price that will be paid for the common shares will be calculated pursuant to the terms of the plan, as described herein.

We cannot estimate anticipated proceeds from sales of common shares pursuant to the plan, as the amounts of such proceeds will depend upon the market price of our common stock, the extent of shareholder participation in the plan and other factors. We will not pay underwriting commissions in connection with the plan, but will incur costs estimated at approximately $265,466 in connection with this offering.

Investing in our common stock involves risks. See “Risk Factors”, beginning on page 2 of this prospectus, for a discussion of certain factors relevant to an investment in our common stock under the plan. See also “Note Regarding Forward-Looking Statements” on page 3 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Costamare Inc.
7 Rue du Gabian
MC 98000 Monaco
+377 93 25 09 40

The date of this prospectus is July 6, 2016.

RISK FACTORS

Before you decide to participate in the plan and invest in our common stock, you should be aware of the following risks in making such an investment. You should carefully consider these risk factors together with all other risk factors and information included or incorporated by reference herein, including the risk factors set forth in our most recent Annual Report on Form 20-F, filed with the SEC and incorporated herein by reference, before you decide to participate in the plan and purchase our common stock.

Any of the risk factors referred to above could significantly and negatively affect our business, results of operations or financial condition, which may reduce our ability to pay dividends and lower the trading price of our common stock. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. You may lose all or part of your investment.

Risks Related to the Plan

You will not know the price of the common shares you are purchasing under the plan at the time you elect to reinvest your dividends to purchase additional common shares, and you may not be able to direct the time or price at which your common shares are sold under the plan.

The price of our common shares may fluctuate between the time you decide to reinvest in common shares under the plan and the time of the actual reinvestment. In addition, during this time period, you may become aware of additional information that might affect your investment decision, but will be unable to terminate your participation in the plan prior to a dividend payment date if your notice of termination in proper form is received by the plan administrator, American Stock Transfer & Trust Company, LLC (the “Administrator”), fewer than three business days prior to the relevant dividend payment date. If you decide to terminate your participation in the plan and instruct the Administrator to sell common shares under the plan, you will not be able to direct the time or price at which your shares are sold. The price of our common shares may decline between the time you decide to sell your shares and the time of actual sale.

We may amend, suspend or terminate the plan at any time.

Under the plan, we may amend, suspend or terminate the plan at any time, and such amendments, modifications, suspensions or termination may be materially prejudicial to participants on a going-forward basis. We will send written notice to participants of any material amendment, suspension or termination. If the plan is terminated, the Administrator will remit to participants whole common shares, together with the proceeds from the sale of any fractions of common shares. If the plan is suspended, subsequent dividends will be paid in cash.

In addition, if the aggregate number of common shares registered for issuance under the plan and common shares purchased by the Administrator, upon our instruction, from parties other than us is insufficient to satisfy the reinvestment demand for a dividend period, you will receive such dividends in cash, as declared and paid in the usual manner.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we have filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) relating to the common shares to be offered and sold pursuant to the plan. This prospectus does not include all of the information in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The rules of the Commission allow us to incorporate by reference herein. The information incorporated by reference is considered to be a part of this prospectus, and certain information that we file later with the Commission will automatically update and supersede this information. See “Documents Incorporated by Reference”. The registration statement containing this prospectus, including exhibits to the registration statement, together with the documents incorporated by reference in this prospectus, provides additional information about us, the plan and our common stock. Before you invest, you should read this prospectus together with the information incorporated by reference and the additional information described below under the heading “Where You Can Find More Information”. You should refer to the registration statement and the exhibits to the registration statement for further information.

No person has been authorized to provide any information or to make any representation, other than those contained or incorporated by reference herein, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this prospectus nor any sale made pursuant to this prospectus shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date of this prospectus or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this prospectus are references to U.S. dollars. Unless otherwise indicated, financial information included or incorporated by reference in this prospectus has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).

NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this prospectus (and in the documents incorporated by reference herein) that are not statements of historical fact are “forward-looking statements” within the meaning of the United State Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this prospectus includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the SEC, other information sent to our security holders, and other written materials. We caution that these and other forward-looking statements included in this prospectus (and in the documents incorporated by reference herein) represent our estimates and assumptions as of the date of this prospectus (and in the documents incorporated by reference herein) or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results.

Factors that might cause future results to differ include, but are not limited to, the following:

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand;

•	future supply of, and demand for, ocean-going containership shipping services;

•	our continued ability to enter into time charters with existing customers as well as new customers, including re-chartering of vessels upon the expiry of existing charters;

•	our ability to finance or refinance our existing vessels or future acquisitions;

•	our contracted charter revenue;

•	the effect of the worldwide economic slowdown;

•	disruption in the operation of certain of our managers located in Greece due to the continuing economic crisis or political unrest;

•	future operating or financial results and future revenues and expenses;

•

our future financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments;

•	our cooperation with our joint venture partners and any expected benefits from such joint venture arrangement;

•	the overall health and condition of the U.S. and global financial markets;

•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;

•	technological advancements and opportunities for the profitable operations of containerships;

•	the financial health of our counterparties, both to our time charters and our credit facilities, and the ability of such counterparties to perform their obligations;

•	future, pending or recent acquisitions of vessels or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	our expectations relating to dividend payments and our ability to make such payments;

•

our expectations about availability of existing vessels to acquire or newbuilds to purchase, the time that it may take to construct and take delivery of new vessels, including our newbuild vessels currently on order, or the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	our anticipated general and administrative expenses;

•	our ability to leverage to our advantage our managers’ relationships and reputation within the container shipping industry;

•	our ability to maintain long-term relationships with major liner companies;

•	the expiration dates and extensions of charters;

•	our fees and expenses payable under our management and services agreements, as amended from time to time;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•

expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standards imposed by our charterers applicable to our business;

•	requirements imposed by classification societies;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

•	our business strategy and other plans and objectives for future operations;

•

other factors discussed in “Risk Factors” in this prospectus, and in “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 27, 2016; and

•	other factors detailed from time to time in our periodic reports.

We undertake no obligation to update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed under the Securities Act of 1933, as amended (the “Securities Act”) a registration statement on Form F-3 relating to our plan. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement. The registration statement includes and incorporates by reference additional information and exhibits. For further information about us and our common stock, you are encouraged to refer to the filings and the exhibits that are incorporated by reference into the registration statement. Statements made in this prospectus concerning the contents of the plan, or of any contract, agreement or other document filed as an exhibit to the registration statement, are not necessarily complete, and in each instance reference is made to the copy of such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference.

The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at its principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facility by calling 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can also find information about the Company on our website at www.costamare.com. However, any information that is included on or linked to or from our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and we file periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but we are required to furnish certain proxy statements to stockholders under NYSE rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer”, we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information we file with or furnish to the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will also be considered to be part of this prospectus and will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus.

This prospectus incorporates by reference the following documents:

•	our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 27, 2016;

•	our Reports on Form 6-K, furnished to the SEC on April 20, 2016 and May 12, 2016; and

•

the description of our common stock contained in our registration statement on Form 8-A (File No. 001-34934), filed with the SEC on October 27, 2010 which incorporates by reference the description of our common stock contained in our Registration Statement on Form F-1 (File No. 333-170033), as amended, filed with the SEC on October 20, 2010, and any amendments or reports filed updating that description.

In addition, all subsequent filings filed by us with the Commission on Form 20-F, and certain reports on Form 6-K filed or furnished by us that are identified in such form as being incorporated by reference into the registration statement of which this prospectus forms a part, in each case subsequent to the date of this prospectus and prior to the termination of this offering, are incorporated by reference into this prospectus as of the date of the filing of such documents. However, in accordance with Rule 402 of Regulation S-T, the XBRL related information in Exhibit 101 to our Annual Reports on Form 20-F and our reports on Form 6-K will not be deemed to be incorporated by reference into any registration statement or other document filed under the Securities Act, except as will be expressly set forth by specific reference in such filing.

We will provide, free of charge upon written or oral request, to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus, but which has not been delivered with the prospectus. Copies of these documents also may be obtained on the “Investors” section of our website at www.costamare.com. The information contained on or linked to or from our website is not incorporated by reference into this prospectus and should not be considered part of this prospectus. Requests for such information should be made to us at the following address:

Costamare Inc.
7 Rue du Gabian
MC 98000 Monaco
Telephone: +377-93-25-09-40
Attention: Anastassios Gabrielides

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement, as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates. Any statement contained in a document incorporated or deemed to be incorporated by reference herein or contained in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed or furnished document which is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not constitute a part hereof except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE COMPANY

We are an international owner of containerships, chartering our vessels to many of the world’s largest liner companies. As of June 30, 2016, we had a fleet of 72 containerships with a total capacity in excess of 467,000 twenty foot equivalent units (“TEU”), including 10 newbuilds on order, making us one of the largest public containership companies in the world based on total TEU capacity. At that date, our fleet consisted of (i) 62 vessels in the water, aggregating approximately 361,000 TEU and (ii) 10 newbuild vessels aggregating approximately 106,000 TEU that are scheduled to be delivered to us through the second quarter of 2018, based on the current shipyard schedule.

Costamare Inc. was incorporated in the Republic of The Marshall Islands on April 21, 2008 under the Marshall Islands Business Corporations Act, for the purpose of completing a reorganization of 53 ship-owning companies then owned by our chief executive officer and other members of the Konstantakopoulos family under a single corporate holding company. We are controlled by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. We were founded in 1974 and initially owned and operated drybulk carrier vessels. In 1984 we became the first Greek-owned company to enter the containership market and, since 1992, we have focused exclusively on containerships. After assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable containership fleet run and supported by highly skilled, experienced and loyal personnel. He founded the management company Shanghai Costamare in 2005, and the manning agency C-Man Maritime Inc. in 2006. Under Konstantinos Konstantakopoulos’s leadership, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.

In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the NYSE on November 4, 2010 under the ticker symbol “CMRE”.

We maintain our principal executive offices at 7 Rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40.

Additional information about the Company and its subsidiaries is included in documents incorporated by reference in this prospectus. See “Documents Incorporated by Reference”.

USE OF PROCEEDS

We have no basis for estimating precisely either the number of common shares that may be sold under the plan or the prices at which such common shares may be sold. We will receive proceeds from the sale of common shares that the Administrator purchases under the plan directly from us. We intend to use such proceeds for general corporate purposes, which may include, among other things:

•	potential future vessel acquisitions and other investments;

•	additions to working capital; and

•	the repayment of indebtedness.

DESCRIPTION OF THE PLAN

The following questions and answers explain and constitute our Dividend Reinvestment Plan, which we refer to as the “plan”. The common shares offered by this prospectus, if and when issued, will be issued pursuant to the plan, which will be effective for dividends payable after July 6, 2016. If you decide not to participate in the plan, you will receive cash dividends, as declared and paid in the usual manner.

The plan is open to our existing shareholders and to investors who become shareholders of the Company in the future. Existing shareholders are either “record owners” or “beneficial owners”. You are a record owner if you own common shares in your own name. You are a beneficial owner if you own common shares that are registered in a name other than your own name (for example, the name of a broker or bank). A record owner may participate directly in the plan. If you are a beneficial owner, however, you will either have to become a record owner by having the shares in respect of which you would like to participate transferred into your name or coordinate your participation through the broker, bank or other nominee in whose name your shares are held.

PURPOSE

1.	What is the purpose of the plan?

The plan provides a convenient means for our shareholders to increase their investment in the Company by reinvesting their cash dividends (net of any applicable withholding tax). Shareholders are permitted to invest cash dividends in our common shares without paying any brokerage commission or service charge and, at certain times, at a discount from the Market Price. Please read Question 9 with respect to the purchase price for common shares purchased through reinvestments under the plan. As a result of the reinvestment by shareholders of cash dividends declared on their common stock, we will retain additional capital funds which will be used for our general corporate purposes.

The plan is primarily intended for the benefit of long-term investors, and not for the benefit of individuals or institutions who engage in short-term trading activities that could cause aberrations in the overall trading volume of our common shares. From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the Market Price for common shares acquired through the reinvestment of dividends under the plan. These transactions may cause fluctuations in the trading volume of our common shares. We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible holders of common shares in order to eliminate practices which are not consistent with the purposes of the plan.

2.	What are the advantages and disadvantages of the plan?

Before deciding whether to participate in the plan, you should consider the following advantages and disadvantages of the plan.

Advantages.

•

The plan provides you with the opportunity to reinvest, toward the purchase of additional shares of our common stock, the cash dividends paid on all or a portion of your Costamare common stock. Dividend reinvestments made directly through us are eligible for a discount of up to 5% from the Market Price on the applicable investment date. Any such discount rate will be determined by our board of directors, in its sole discretion, and may be changed or discontinued at any time without notice to plan participants.

•

There are no costs associated with the plan that you must pay, except for certain fees for sales by the Administrator of common shares credited to your plan account. Please read Questions 15 and 17 for a description of these costs. You will not pay brokerage commissions or service fees to reinvest your dividends through the plan.

•

As noted above, you will have the convenience of having all or a portion of your cash dividends automatically reinvested in additional shares of our common stock. In addition, since the Administrator will credit fractional common shares to your plan account, you will receive full investment of your dividends. Please read Questions 10 and 14.

•

At any time, you may direct the Administrator to sell or transfer all or a portion of the common shares held in your plan account. Sales of shares credited to your plan account may be sold as often as daily but at least within five business days of receipt of the sale request. Please read Question 15.

Disadvantages.

•	No interest will be paid on cash dividends pending reinvestment or investment under the terms of the plan.

•	You may not know the actual number of shares you will acquire until after the applicable investment date.

•

Your participation in the dividend reinvestment program generally will result in your being treated, for U.S. federal income tax purposes, as having received a distribution equal to the fair market value of the common shares on the dividend payment date. The fair market value of the common shares on the dividend payment date may be higher or lower than the Market Price or the “average price per share”, as applicable, used to determine the number of common shares acquired pursuant to the plan. The distribution will be includable in your income as a taxable dividend to the extent of our earnings and profits for U.S. federal income tax purposes even though no cash will have been received to pay any tax that becomes due. Please read “Material United States Federal Income Tax Considerations”.

•

Sales by the Administrator of common shares credited to your plan account will involve a fee of $15.00 per transaction, to be deducted from the proceeds of the sale by the Administrator, plus a $0.12 per share brokerage commission and any applicable stock transfer taxes on the sales. Please read Question 15.

•

Because the purchase price for stock purchased directly from us under the plan is based on the prices quoted by the NYSE for our common shares during five trading days preceding the investment date, it is possible that the actual price you pay for common shares acquired under the plan may be higher than the amount for which the common shares could have been purchased in the open market on the investment date.

•	You cannot pledge common shares deposited in your plan account until the shares are withdrawn from the plan.

ELIGIBILITY

3.	Who is eligible to participate?

Record owners (shareholders whose shares are held in their name on the records kept by our transfer agent) of our common stock are eligible to directly participate in the plan.

Beneficial owners (shareholders whose shares are held in the name of a broker, bank or other nominee on the records kept by our transfer agent) of our common stock may participate in two ways:

•	By having the shares in respect of which such beneficial owner would like to participate transferred into his or her name from that of the applicable broker, bank or other nominee of such shares.

•	By arranging for the broker, bank or other nominee that is the record owner of his or her shares to participate in the plan on his or her behalf.

4.	Are there limitations on participation in the plan other than those described above?

Foreign Law Restrictions. You may not participate in the plan if it would be unlawful for you to do so in the jurisdiction(s) in which you are a citizen or reside. If you are a citizen or resident of a country other than the United States, you should confirm that your participation in the plan will not violate laws governing, among other matters, taxes, currency and exchange controls, stock registration and foreign investments.

Exclusion from Plan for Short-Term Trading or Other Practices. You should not use the plan to engage in short-term trading activities that could change the normal trading volume of our common stock. If you do engage in short-term trading activities, we may prevent you from participating in the plan. We reserve the right to modify, suspend or terminate participation in the plan, by otherwise eligible holders of our common stock, in order to eliminate practices that we determine, in our sole discretion, are not consistent with the purposes or operation of the plan or may adversely affect the price of our common stock.

Restrictions at Our Discretion. In addition to the restrictions described above, we reserve the right to prevent you from participating in the plan for any other reason. We have the sole discretion to exclude you from or terminate your participation in the plan.

JOINING THE PLAN

5.	How do I enroll in the plan?

Record Owners. Record owners may join the plan by (i) completing and signing an enrollment form and returning it to the Administrator or (ii) following the enrollment procedures specified on the Administrator’s website at www.amstock.com. Enrollment forms may be obtained at any time by written request (by contacting the Administrator at the address and telephone number provided in Question 20) or via the Internet (at the Administrator’s website, www.amstock.com).

Beneficial Owners. A beneficial owner may request that the number of shares the beneficial owner wishes to be enrolled in the plan be registered by the broker, bank or other nominee in such beneficial owner’s own name as a record owner, in which case he or she may participate directly in the plan in respect of such shares. Alternatively, beneficial owners may arrange for their broker, bank or other nominee to participate in the plan on his or her behalf. The broker, bank or other nominee should then make arrangements with its securities depository, which will provide the Administrator with the information necessary to allow the beneficial owner to participate in the plan.

Non-Shareholders. A non-shareholder must first become a record owner before becoming eligible to participate in the plan or, if a non-shareholder becomes a beneficial owner, such shareholder must follow the procedures described under the heading “Beneficial Owners” in this answer to Question 5.

6.	When will my participation in the plan begin?

If your enrollment form is received by the Administrator on or prior to the record date established for a particular dividend, reinvestment will commence with that dividend. If your enrollment form is received after the record date established for a particular dividend, reinvestment will commence with the dividend following the next record date, provided that you are, or your broker, bank or other nominee is, still a record owner on such record date. Once you enroll in the plan, you will remain enrolled in the plan until you withdraw from the plan, we terminate your participation in the plan or we terminate the plan.

HOW THE PLAN WORKS

7.	What are my investment options under the plan?

You may elect to have the cash dividends with respect to all or part of your common shares automatically reinvested in additional common shares through the dividend reinvestment program. However, if you elect to participate in the plan you must reinvest at least 10% of your dividend distribution in any dividend period.

Common shares purchased with your reinvested cash dividends will be automatically credited to your plan account. Any cash dividends with respect to such subsequently credited shares will also be reinvested under the plan.

Cash dividends are paid on common shares when and as declared by our board of directors. Subject to the availability of common shares registered for issuance under the plan, there is no limitation on the amount of dividends you may reinvest under the dividend reinvestment program. If the aggregate number of common shares registered for issuance under the plan and common shares purchased by the Administrator, upon our instruction, from parties other than us is insufficient to satisfy the reinvestment demand for a dividend period, you will receive such dividends in cash, as declared and paid in the usual manner. Please read Question 11.

You may change your investment options at any time by requesting a new enrollment form and returning it to the Administrator at the address set forth in Question 20. Any enrollment form which is returned to the Administrator to change your investment options will be effective in accordance with the schedule described in Question 6.

8.	What is the purpose of the enrollment form?

If you elect to join the plan, your enrollment form will appoint the Administrator as your agent and will direct us to pay the Administrator, on applicable record dates, the cash dividends on your common shares that are enrolled in the plan (including all whole and fractional common shares, computed to three decimal places, that are subsequently credited to your plan account). The cash dividends paid to the Administrator with respect to shares enrolled in the plan will be automatically reinvested by the Administrator in our common stock. Any cash dividends with respect to shares not enrolled in the plan will be paid directly to you.

Your enrollment form may specify the number of your common shares that will be enrolled in the plan. If you elect the “Full Dividend Reinvestment” option, the Administrator will reinvest the cash dividends with respect to all of your common shares. If you elect the “Partial Dividend Reinvestment” option, the Administrator will reinvest the cash dividends with respect to the number of your common shares that is specified in your enrollment form, and we will continue to pay you cash dividends on any additional common shares that you hold, when and if such dividends are declared by our board of directors. However, if you elect to participate in the plan you must reinvest at least 10% of your dividend distribution in any dividend period. You may select any one of the options desired, and the designated options will remain in effect (i) until you specify otherwise by indicating a different option on a new enrollment form or by withdrawing some or all shares from the plan in favor of receiving cash dividends or in order to sell your common shares or (ii) until the plan is terminated.

In addition, if you return a properly executed enrollment form to the Administrator without electing an investment option, you will be enrolled as having selected the Full Dividend Reinvestment option.

9.	What will be the price of shares purchased under the plan?

The purchase price of shares under the plan depends on whether the Administrator purchases new shares directly from us or the Administrator obtains your shares by purchasing them in the open market, and whether any discount is being offered by us at the time of the applicable purchase.

Shares Purchased from us Under the Plan. For shares purchased by the Administrator directly from us under the plan, we may offer a discount from the Market Price (as determined below), which discount may not exceed 5% of the Market Price on the applicable investment date. The discount rate will be set by our board of directors, in its sole discretion, and we may change or discontinue such discount rate at any time without notice to the plan participants. The purchase price for common stock acquired directly from us under the plan will be the Market Price of our common stock less any discount that we elect to offer, but in no event will the discount exceed 5% of the Market Price on the applicable investment date.

For purposes of the calculation of the purchase price for shares purchased directly from us, “Market Price” is equal to the volume weighted average price, rounded to four decimal places, of our common shares as quoted on the NYSE during regular NYSE hours for the five days on which the NYSE is open and for which trades in our common shares are reported immediately preceding the investment date, or, if no trading occurs in our common shares on one or more of such days, for the five days immediately preceding the investment date for which trades are reported. The calculation of the Market Price is the responsibility of and shall be performed by the Administrator. The Administrator will obtain NYSE pricing information from Bloomberg, L.P. (“Bloomberg”) or, if Bloomberg is no longer providing this information, from another appropriate source.

Shares Purchased on the Secondary Market under the Plan. The purchase price for common shares that the Administrator purchases from parties other than us, either in the open market or in privately negotiated transactions, will be 100% of the “average price per share” actually paid by the Administrator, excluding any brokerage commissions.

For purposes of the calculation of the purchase price for shares purchased from parties other than us, either on the open market or in privately negotiated transactions, “average price per share” is equal to the weighted average of the actual prices paid, computed to four decimal places, for all of the common shares purchased with all participants’ reinvested dividends. When open market purchases are made by the Administrator, these purchases may be made on any securities exchange where our common shares are traded, in the over-the-counter market or by negotiated transactions, and may be subject to the terms with respect to price, delivery and other matters to which the Administrator agrees. We do not, and you will not, have any authorization or power to direct the time or price at which shares will be purchased or the selection of the broker or dealer through or from whom purchases are to be made by the Administrator. However, when open market purchases are made by the Administrator, we will instruct the Administrator to use its reasonable efforts to purchase the shares at the lowest possible price. The calculation of the “average price per share” is the responsibility of and shall be performed by the Administrator.

We are not required to provide any notice to you as to the source of the common stock to be purchased under the plan.

10.	How will the number of shares purchased for my account be determined?

If you elect to participate in the plan, on each applicable investment date your account will be credited with the number (including fractions computed to three decimal places) of shares equal to the total amount of dividends to be reinvested on your behalf under the plan divided by the applicable price per share, which will be calculated pursuant to the applicable method described in Question 9. Subject to the availability of common shares registered for issuance under the plan, there is no total maximum number of shares available for issuance pursuant to the reinvestment of dividends. If the aggregate number of common shares registered for issuance under the plan and common shares purchased by the Administrator, upon our instruction, from parties other than us is insufficient to satisfy the reinvestment demand for a dividend period, you will receive such dividends in cash, as declared and paid in the usual manner. Please read Question 11.

The total amount to be reinvested on your behalf will depend on (i) the amount of any dividends paid by us on our common shares and (ii) the number of common shares that you own and have designated for reinvestment under the plan. The amount of reinvested dividends to be invested will be reduced by any amount we are required to deduct for federal tax withholding purposes.

11.	What is the source of common shares purchased under the plan?

The Administrator will purchase common shares directly from us or from parties other than us, either on the open market or through privately negotiated transactions, or by a combination of the foregoing. We will determine the source of the common shares to be purchased under the plan after a review of current market conditions and our current and projected capital needs. Neither we nor the Administrator are required to provide any prior notice to you as to the source of the shares to be purchased under the plan.

12.	What are investment dates and when will dividends be invested?

Shares purchased under the plan will be purchased on an “investment date” and will be allocated and credited to participants’ plan accounts on the appropriate investment date. No interest will be paid on cash dividends pending investment or reinvestment under the terms of the plan.

The investment date for any applicable dividend will be (i) if acquired directly from us, the quarterly dividend payment date for such dividend, as declared by our board of directors or (ii) in the case of open market purchases, as soon as practicable following the date or dates of such purchases by the Administrator.

We historically have paid quarterly dividends in or around February, May, August and November. We cannot assure you that we will pay dividends according to this schedule in the future, and nothing contained in the plan obligates us to do so. Neither we nor the Administrator will be liable when conditions, including compliance with the rules and regulations of the SEC or the laws of the Marshall Islands, prevent the Administrator from buying or selling common shares or interfere with the timing of the Administrator’s purchases or sales. We pay dividends as and when declared by our board of directors. We cannot assure you that we will declare or pay a dividend in the future, and nothing contained in the plan obligates us to do so. The plan does not represent a guarantee of future dividends.

13.	Will I incur expenses in connection with my participation under the plan?

You will not pay brokerage commissions or service fees to purchase shares through the plan. However, you will incur fees for sales by the Administrator of common shares credited to your plan account, as described in Questions 15 and 17. We will pay all other fees charged by the Administrator in connection with the plan.

14.	Will I be credited with dividends on fractions of shares?

Yes. Any fractional share held in your plan account that has been designated for participation in the plan will receive a proportionate amount of any dividend declared on our common stock.

15.	Can I sell shares held in my plan account through the Administrator?

If you are a record holder, you may instruct the Administrator to sell all or any part of the shares held in your plan account. After receipt of your instructions, the Administrator will sell the shares through a designated broker or dealer. The Administrator will sell shares as often as daily but at least within five business days of receipt of the sale request, at then current market prices through one or more brokerage firms. You will bear the costs associated with any such sales, including a $15.00 service fee per transaction and a $0.12 per share brokerage commission, each paid to the Administrator. The Administrator will mail you a check for the proceeds of the sale (including in respect of any fractional shares), less the $15.00 service fee, the $0.12 per share brokerage commission, any taxes and any other applicable fees.

Alternatively, you may choose to withdraw your common shares from the plan and sell them through a broker of your choice, in which case you may instruct the Administrator to electronically transfer your common shares to the broker through the Direct Registration System. Please read Questions 16 and 17. You will not be charged any fees in connection with such transfers.

If you sell or transfer only a portion of the shares held in your plan account, you will remain a participant in the plan and may continue to reinvest dividends. If you have elected to have your dividends reinvested, the Administrator will continue to reinvest the dividends on the shares credited to your account, unless you notify the Administrator that you wish to withdraw from the plan. If you sell all shares held in your plan account, the Administrator will automatically terminate your account. In this case, you will have to complete and file a new enrollment form to rejoin the plan.

TERMINATING PARTICIPATION IN THE PLAN

16.	When may I withdraw from the plan?

You may withdraw from the plan at any time all or a portion of the shares held in your plan account. Please read Question 17. If a request to withdraw from the plan is received by the Administrator at least three business days prior to the dividend payable date, the participant will receive his or her dividends in cash. However, if the request to withdraw from the plan is received less than three business days prior to the dividend payable date, then that dividend will be reinvested and all subsequent dividends will be paid out in cash.

17.	How do I withdraw from the plan?

If you wish to withdraw from the plan with respect to all or a portion of the shares held in your plan account, you must notify the Administrator in writing (at the address provided in Question 20) or via the Internet (at the Administrator’s website, www.amstock.com) by utilizing the transaction request form attached to your dividend reinvestment statement. Please see Question 16 for a description of when you may withdraw shares from the plan and Question 22 for a description of dividend reinvestment statements.

Upon receiving a request for withdrawal, the Administrator will electronically transfer your common shares, in accordance with your instructions, through the Direct Registration System. However, the Administrator may electronically transfer whole shares only and, if you elect to terminate your participation in the plan, you must sell, through the Administrator, any fractional share held in your plan account. You will not be charged fees for electronic transfers by the Administrator, but your proceeds from any sales (including sales of fractional shares) by the Administrator in connection with your withdrawal from the plan will be reduced by the costs of such sales, as described in Question 15.

ADMINISTRATION AND PLAN ADMINISTRATOR

18.	Who administers the plan?

We have appointed American Stock Transfer & Trust Company, LLC to be the Administrator.

19.	What are the responsibilities of the Administrator?

The Administrator’s responsibilities include:

•	administration of the plan;

•	acting as your agent;

•	keeping records of all plan accounts;

•	sending dividend reinvestment statements to each participant;

•	purchasing and selling (to the extent requested by you), on your behalf, shares under the plan; and

•	the performance of other duties relating to the plan.

Holding Shares. Any shares you choose to enroll in the plan will be held by the Administrator, in its name, as your agent.

Receipt of Dividends. As the record holder for the plan shares, the Administrator will credit the dividends accrued on your plan shares as of the dividend record date to your plan account on the basis of whole or fractional plan shares held in such account and will automatically reinvest such dividends in additional common shares. Any remaining portion of cash dividends not designated for reinvestment will be sent to you.

Other Responsibilities. The Administrator also acts as dividend disbursing agent, transfer agent and registrar for our common shares. If the Administrator resigns or otherwise ceases to act as the Administrator, we will appoint a new Administrator to administer the plan.

20.	How do I contact the Administrator?

You should send all transaction requests to the Administrator at:

American Stock Transfer & Trust Company, LLC
Wall Street Station
P.O. Box 922
New York, New York 10269-0560

You should send all correspondence to the Administrator at:

American Stock Transfer & Trust Company, LLC
6201 Fifteenth Avenue
Brooklyn, New York 11219

In addition, you may call the Administrator at (800) 279-4353 or contact the Administrator via the Internet at www.amstock.com. Representatives in the Administrator’s Shareholder Relations Department are available between the hours of 8:00 a.m. and 8:00 p.m., Eastern Standard Time, Monday through Friday. Please mention Costamare Inc. and this plan in all correspondence with the Administrator.

21.	What does the Administrator’s website provide?

Instead of submitting enrollment forms as described in Question 5, you can participate in the plan by accessing the Administrator’s website at www.amstock.com. You may do the following online:

•	enroll or terminate your participation in the plan;

•	direct the Administrator to sell common shares; and

•	view your account history and balances.

OTHER INFORMATION

22.	How will I keep track of my investments?

You will receive a dividend reinvestment statement following each purchase of additional shares under the plan. This detailed statement will provide you with the following information with respect to your plan account:

•	price paid per share purchased under the plan;

•	total number of shares purchased under the plan, including fractional shares;

•	date(s) of share purchases under the plan; and

•	total number of shares held in your plan account.

You should retain these statements to determine the tax cost basis of the shares purchased for your account under the plan. In addition, you will receive copies of other communications sent to our shareholders, including the U.S. Internal Revenue Service (the “IRS”) information for reporting dividends paid.

You can also view your account history and balance online by accessing the Administrator’s website at www.amstock.com.

23.	May shares in my account be pledged?

You may not pledge any of the shares held in your plan account. Any attempted pledge of these shares will be void. If you wish to pledge shares, you must first withdraw them from the plan.

24.	What happens if we declare a dividend payable in shares or a share split?

Any dividend payable in shares and any additional shares distributed by us in connection with a share split in respect of shares credited to your plan account will be added to that account. If you are a plan participant, share dividends or split shares that are attributable to shares registered in your own name and not in your plan account will be delivered in the same manner as to shareholders who are not participating in the plan.

Transaction processing may be curtailed or suspended until the completion of any stock dividend, stock split or similar corporate action.

25.	How will shares held by the Administrator be voted at meetings of shareholders?

If you are a record owner, you will receive a proxy card covering both directly held shares and shares held in the plan. If you hold your shares through a broker, bank or other nominee, you should receive a proxy covering shares held in the plan from your broker, bank or other nominee.

If a proxy is returned properly signed and marked for voting, all of the shares covered by the proxy will be voted as marked. If a proxy is returned properly signed but no voting instructions are given, all of your shares will be voted in accordance with recommendations of our board of directors, unless applicable laws require otherwise. If the proxy is not returned, or if it is returned unexecuted or improperly executed, shares registered in your name may be voted only by you and only in person.

26.	What are the Company’s and the Administrator’s responsibilities under the plan?

The Company and the Administrator, in administering the plan, will not be liable for any act or omission to act, including, without limitation, any claims of liability: (a) with respect to receipt or non-receipt of any payment, form or other writing purported to have been sent to the Company or the Administrator; (b) actions taken as a result of inaccurate and incomplete information or instructions; (c) in respect of any decision to amend, suspend, terminate or replace the plan in accordance with the terms hereof; (d) in respect of the involuntary termination of a participant’s participation in the plan in the circumstances described herein; (e) with respect to the discounts or prices at which shares are acquired under the plan for a participant’s account and the times such acquisitions are made; (f) in respect of income taxes or other liabilities payable by any participant or beneficial owner in connection with their participation in the plan; (g) arising out of failure to terminate your account upon your death or judgment of incompetence prior to the Administrator’s receipt of notice in writing of such death or judgment of incompetence; or (h) relating to any fluctuation in the market value of the common shares. We expressly disclaim responsibility for any of the Administrator’s actions or inactions in connection with the administration of the plan. Neither the Company nor the Administrator shall have any duties, responsibilities or liabilities except such as are expressly set forth in the plan.

We and the Administrator will be entitled to rely on completed forms and the proof of due authority to participate in the plan, without further responsibility of investigation or inquiry.

27.	What will be my responsibilities under the plan?

You should notify the Administrator promptly in writing of any change of address. The Administrator will address account statements and other communications to you at the last address of record you provide to the Administrator.

You will have no right to draw checks or drafts against your plan account or to instruct the Administrator with respect to any common shares or cash held by the Administrator except as expressly provided herein.

28.	May the plan be changed or discontinued?

Yes. We may suspend, terminate, or amend the plan at any time in our sole discretion. Notice will be sent to you of any suspension or termination, or of any material amendment, as soon as practicable after we take such an action. We may also substitute another plan administrator in place of the current Administrator at any time; you will be informed of any such substitution. We will determine any questions of interpretation arising under the plan and any such determination will be final.

29.	Are there any risks associated with the plan?

Your investment in shares held in your plan account is no different from your investment in shares held directly. Neither we nor the Administrator can assure you a profit or protect you against a loss on the shares that you purchase. You bear the risk of any loss and enjoy the benefits of any gain from market price changes with respect to such shares. You should read carefully the “Risk Factors” section in this prospectus, including the risk factors from our periodic filings that are incorporated herein by reference.

30.	How will you interpret and regulate the plan?

We will interpret, regulate and take any other action in connection with the plan that we deem reasonably necessary to carry out the plan. We may adopt rules and regulations to facilitate the administration of the plan. As a participant in the plan, you will be bound by any actions taken by us or the Administrator.

31.	What law governs the plan?

The terms and conditions of the plan and its operation will be governed by the laws of the Republic of the Marshall Islands.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of March 31, 2016 on an:

•	actual basis;
•	as adjusted basis, giving effect to:
A.	scheduled debt repayments as follows:
i.	$5.1 million in aggregate, on April 5, 2016, May 17, 2016, June 15, 2016 and July 5, 2016 with respect to the Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co. term loan;
ii.	$2.6 million in aggregate, on April, 14, 2016, May 9, 2016 and May 17, 2016 with respect to a Costamare Inc. term loan;
iii.	$3.6 million in aggregate, on May 13, 2016, June 14, 2016 and June 28, 2016 with respect to our finance lease obligation;
iv.	$4.5 million on May 16, 2016 with respect to the Costis Maritime Corporation and Christos Maritime Corporation term loan;
v.	$2.7 million on May 31, 2016 and June 21, 2016 with respect to the Raymond Shipping Co. and Terance Shipping Co. term loan;
vi.	$6.0 million on June 17, 2016 with respect to the Kelsen Shipping Co. and Montes Shipping Co. term loan;
vii.	$2.7 million on June 23, 2016 with respect to a Costamare Inc. term loan; and
viii.	$22.5 million on June 30, 2016 with respect to the Costamare Inc. credit facility
B.	the drawdown of $39.0 million on May 11, 2016 under a new loan agreement that we entered with a bank;
C.

the proceeds of $75.8 million on July 6, 2016 in respect to a sale and leaseback agreement for one of our vessels, the partial prepayment of $53.5 million of a Costamare Inc. term loan and the payment of $5.5 million with respect to the partial termination of a swap agreement;

D.	dividends totaling $5.3 million paid on April 14, 2016 to Series B, Series C and Series D Preferred Stock holders of record on April 14, 2016;
E.	dividends totaling $21.9 million paid on May 3, 2016 to common stock holders of record on April 19, 2016;
F.	the issuance of 149,600 shares of common stock on June 30, 2016 to Costamare Shipping Services Ltd. under a services agreement; and
G.	contribution of $4.2 million in the equity of a company incorporated pursuant to the Restated Framework Deed with York for the fifth installment of the construction of one newbuild vessel.

Because the actual number of common shares to be issued pursuant to the plan cannot be determined, additional adjusted data is not presented. Other than these adjustments, there has been no material change in our capitalization between March 31, 2016 and the date of this prospectus.

This table should be read in conjunction with our Unaudited Interim Consolidated Financial Statements for the three month period ended March 31, 2016 and the notes thereto incorporated by reference herein. See “Documents Incorporated by Reference”.

	As of March 31, 2016
	Actual	As Adjusted
	(in thousands of U.S. dollars)
Cash and cash equivalents	$81,199	$56,101
Restricted cash	53,160	53,160
Debt:
Total long-term debt(1)	1,505,328	1,517,069

Stockholders’ equity:
Common stock, par value $0.0001 per share; 1,000,000,000 shares authorized and 75,548,000 shares issued and outstanding actual, 75,697,600 shares issued and outstanding as adjusted	8	8
Series B Preferred Stock, par value $0.0001 per share; 2,300,000 shares authorized and 2,000,000 shares issued and outstanding	—	—
Series C Preferred Stock, par value $0.0001 per share; 4,600,000 shares authorized and 4,000,000 shares issued and outstanding	—	—
Series D Preferred Stock, par value $0.0001 per share; 4,600,000 shares authorized and 4,000,000 shares issued and outstanding	—	—
Additional paid-in capital	965,248	966,651
Retained earnings	52,111	24,936
Accumulated other comprehensive loss	(49,772)	(49,772)

Total stockholders’ equity	967,595	941,823

Total capitalization(2)	$2,472,923	$2,458,892

(1)

Total long-term debt, as at March 31, 2016, includes secured bank long-term debt of $1,275,235 and unsecured finance lease obligations of $230,093. Refer to Note 10 and Note 11 in our Unaudited Interim Consolidated Financial Statements for the three month period ended March 31, 2016 incorporated by reference herein for more information.

(2)	Total capitalization is long-term debt plus total stockholders’ equity.

MARKET PRICE INFORMATION

Our common stock has been trading on the NYSE under the symbol “CMRE” since November 4, 2010. The last reported sales price of our common shares on July 5, 2016 was $6.95. The following table shows the high and low closing sales prices for our common stock during the indicated periods.

	Price Range
	High	Low
2011	$18.11	$11.39
2012	16.05	12.35
2013	18.92	14.44
2014	24.36	17.61
2015	20.35	8.82
First Quarter 2014	21.50	17.80
Second Quarter 2014	23.50	20.60
Third Quarter 2014	24.36	21.96
Fourth Quarter 2014	21.77	17.61
First Quarter 2015	19.79	16.00
Second Quarter 2015	20.35	17.24
Third Quarter 2015	18.50	11.68
Fourth Quarter 2015	14.93	8.82
First Quarter 2016	9.62	6.23
December 2015	11.91	8.82
January 2016	9.62	6.23
February 2016	7.43	6.24
March 2016	9.40	7.62
April 2016	8.85	10.70
May 2016	8.70	9.84
June 2016	7.67	10.29
July 2016 (July 1, 2016 to July 5, 2016)	7.66	6.95

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. Federal income tax considerations that may be relevant to a U.S. holder (as defined below) that participates in the plan (a “U.S. Participant”). This summary is for general information purposes only and does not take into account the individual facts and circumstances of any particular U.S. holder that may affect the U.S. Federal income tax consequences to such U.S. holder of participation in the plan. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. Federal income tax advice with respect to any U.S. Participant.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local tax matters. You are encouraged to consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of participating in the plan.

You are a “U.S. holder” if you are a beneficial owner of our common stock and you are a U.S. citizen or resident, a U.S. corporation (or other U.S. entity taxable as a corporation), an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor.

Receipt of Common Stock Pursuant to the Dividend Reinvestment Plan

The following discussion is applicable except to the extent that the rules relating to passive foreign investment companies (“PFICs”) (discussed below in “—Passive Foreign Investment Company Considerations”) apply and provide otherwise. If you are a U.S. Participant, you generally will be treated, for U.S. Federal income tax purposes, as having received a distribution in an amount equal to the fair market value, determined as of the dividend payment date, of the common stock acquired directly from us with reinvested dividends pursuant to the plan. If the Administrator uses the reinvested dividends to purchase common stock on the open market, the amount of the distribution will be equal to the amount of such reinvested dividends used to purchase the common stock, including any brokerage fees or other expenses. The fair market value of the common stock on the dividend payment date may be higher or lower than the Market Price or “average price per share”, as applicable, used to determine the number of shares of common stock acquired pursuant to the plan.

The distributions with respect to our common stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock (on a dollar-for-dollar basis) and thereafter as capital gain. Because we are not a U.S. corporation, if you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”, provided that:

(a) the common stock is readily tradable on an established securities market in the United States (such as the NYSE);

(b) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—Passive Foreign Investment Company Considerations”);

(c) you own our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend;

(d) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and

(e) certain other conditions are met.

Qualified dividend income is taxed at a preferential maximum rate of 15% or 20%, depending on the income level of the taxpayer.

Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend with respect to a share of our common stock in an amount that is equal to (or in excess of) 5% of your adjusted tax basis (or fair market value in certain circumstances) in such common stock. If we pay an extraordinary dividend on our common stock that is treated as qualified dividend income and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that dividends you receive from us will be eligible for the preferential rates applicable to qualified dividend income. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.

The tax basis of common stock acquired by you pursuant to the plan will be equal to the amount treated as a distribution to you, less the amount of any taxes withheld, as discussed below. The IRS, pursuant to Treasury Regulations on broker reporting of sales of securities and on the cost basis of securities, now requires administrators of dividend reinvestment plans to retain and accurately report cost basis information to shareholders and to the IRS. You should consult your own tax advisor regarding any applicable elections that may be appropriate for you. The holding period for such common stock will begin on the day following the dividend payment date.

Sale, Exchange or Other Disposition of Common Stock

You generally will recognize a taxable gain or loss when you sell or exchange our common stock and when you receive cash payments for fractional shares credited to your account upon withdrawal from or termination of the plan or otherwise. The amount of this gain or loss will be equal to the difference between the amount you receive for your common stock or fraction thereof and your adjusted tax basis in these common stock or fraction thereof. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.

Passive Foreign Investment Company Considerations

Special U.S. Federal income tax rules apply to you if you are a U.S. holder and you hold stock in a non-U.S. corporation that is classified as a PFIC for U.S. Federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either (a) at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business) or (b) at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income we earned, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In a recent published guidance, however, the IRS states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. Since we have chartered all our vessels to unrelated charterers on the basis of time charters and since we expect to continue to do so, we believe that we are not now and have never been a PFIC. Our counsel, Cravath, Swaine & Moore LLP, has provided us with an opinion that we should not be a PFIC based on certain representations we made to them, including the representation that Costamare Shipping, which manages the Company’s vessels, is not related to any charterer of the vessels, and of certain assumptions made by them, including the assumption that time charters of the Company will be arranged in a manner substantially similar to the terms of its existing time charters. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid Passive Foreign Investment Company Considerations in the future.

In the absence of any election, if we were to be treated as a PFIC for any taxable year during which you held our common stock, you would be taxed under generally unfavorable rules with respect to distributions received from us or gain on the sale, exchange or other disposition of our common stock. Among the unfavorable rules are a loss of favorable capital gains rates and the imposition of an interest charge. Additionally, for each year during which you own our common stock, and we are a PFIC and the total value of all PFIC stock that you directly or indirectly own exceeds certain thresholds, you will be required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common stock.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Unearned Income Medicare Contribution Tax

Each U.S. holder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (a) such U.S. holder’s “net investment income” for the relevant taxable year and (b) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common stock, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common stock.

United States Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you (a) fail to provide us with an accurate taxpayer identification number, (b) are notified by the IRS that you have failed to report all interest or dividends required to be shown on your Federal income tax returns, or (c) in certain circumstances, fail to comply with applicable certification requirements.

If a distribution is subject to backup withholding, backup withholding will be withheld from the distribution before the distribution is reinvested under the plan and the amount of tax withheld will be included in determining the amount of dividend income.

If you sell our common stock to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States. Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

U.S. individuals who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. Federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a foreign corporation, including our common stock, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your own tax advisor regarding the filing of this form.

MARSHALL ISLANDS TAX CONSIDERATIONS

We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our stockholders (so long as they are not citizens or residents of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our stockholders. In addition, so long as our stockholders are not citizens or residents of the Marshall Islands, our stockholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common stock, and our stockholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our common stock.

Each stockholder is urged to consult his or her tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. Federal tax returns that may be required of them.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands corporation and our principal executive offices are located outside of the United States in Monaco. All of our directors and officers and some of the experts in this prospectus reside outside the United States. In addition, all or a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws.

Furthermore, there is uncertainty as to whether the courts of the Marshall Islands, Monaco or other countries where our directors may reside would enter judgments in original actions brought in those courts predicated on U.S. Federal or state securities laws.

PLAN OF DISTRIBUTION

Subject to the discussion below, except to the extent the Administrator purchases our common stock in the open market or in privately negotiated transactions with third parties, the shares acquired under the plan will be sold directly by us through the plan. American Stock Transfer & Trust Company, LLC, as the plan administrator, will assist in the identification of shareholders, execute transactions in our common stock pursuant to the plan and provide other related services, but will not be acting as an underwriter with respect to our common stock sold under the plan. Participants will pay no brokerage commissions or trading or transaction fees on common shares that are purchased through the plan with reinvested cash dividends. However, you may be responsible for other fees and expenses, including handling fees and brokerage commissions and trading and transaction fees upon the sale of your shares that are subject to the plan, including any sale of your shares upon the termination of your participation in the plan. Our common stock is currently listed for trading on the NYSE under the symbol “CMRE”.

Persons who acquire common shares through the plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Exchange Act, and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which he, she or it would be entitled as a participant in the plan, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of common shares so purchased.

Certain of our major shareholders, directors, officers or members of our management may participate in the plan.

From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from optional cash purchases or any discounts to the Market Price applicable to common shares purchased pursuant to the plan. Those transactions may cause fluctuations in the trading price and volume of our common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. The difference between the price owners who may be deemed to be underwriters pay us for common shares acquired under the plan, after deduction of the applicable discount from the Market Price, and the price at which such shares are resold, may be deemed to constitute underwriting commissions received by these owners in connection with such transactions. We have no arrangements or understandings, formal or informal, with any person relating to the sale of common shares to be received under the plan. We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible persons to eliminate practices that are inconsistent with the purposes of the plan.

Common shares may not be available under the plan in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any common shares or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

LEGAL MATTERS

The validity of the common stock that may be offered by this prospectus and certain other matters relating to Marshall Islands law will be passed upon for us by Cozen O’Connor, New York, New York. Certain other legal matters relating to United States law will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Costamare Inc., appearing in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young (Hellas) Certified Auditors-Accountants S.A., independent registered public accounting firm, as set forth in its reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports, given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. is 8B Chimarras Str., Maroussi, 15125, Athens, Greece.

EXPENSES

The following table sets forth the estimated fees and expenses we expect to incur in connection with the registration of the shares of common stock covered by this prospectus.

Commission registration fee	$23,866.00
Printing and mailing expenses	5,000.00
Legal fees and expenses	107,500.00
Accounting fees and expenses	12,100.00
Plan Administrator fees(1)	3,500.00
NYSE listing fees and expenses	112,500.00
Miscellaneous	1,000.00

Total	$265,466.00

(1)	One time fee paid at the time the plan was initially adopted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are a corporation of the Republic of the Marshall Islands (the “Marshall Islands”). Section 60 of the Business Corporations Act of the Marshall Islands (the “BCA”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe such person’s conduct was unlawful.

A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person or in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, or in the defense of a claim, issue or matter therein, such director or officer shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such director or officer in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation as authorized under Section 60 of the BCA.

Section 60 of the BCA also permits a Marshall Islands corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 60 of the BCA.

The indemnification and advancement of expenses provided by, or granted pursuant to, Section 60 of the BCA are not exclusive of any other rights to which those seeking indemnification and advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party to or a witness in or is otherwise involved in any action, suit, claim, inquiry or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Company) and whether formal or informal, by reason of the fact that such person, or any other person for whom such person is the legal representative, is or was a director or officer of the Company or is or was serving at the Company’s request as a director, officer, employee, trustee or agent of another entity or of a partnership, joint venture, trust, nonprofit entity or other entity (including service with respect to employee benefit plans) against all liability and loss suffered, and expenses (including attorneys’ fees) actually and reasonably incurred, by such person in connection with such action, suit, claim, inquiry or proceeding. Our bylaws also expressly authorize the advancement of certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and the carrying of directors’ and officers’ insurance providing indemnification for our directors and officers and certain of our employees for some liabilities.

ITEM 9. EXHIBITS

Exhibit Number	Description
4.1

Second Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 1, 2013 (File No. 001-34934))

4.2

First Amended and Restated Bylaws (incorporated herein by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 1, 2013 (File No. 001-34934))

4.3

Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on October 27, 2010 (Registration No. 333-170033))

4.4	Form of Stockholder Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 20, 2010 (Registration No. 333-170033))
5.1	Opinion of Cozen O’Connor (New York) (special counsel on Marshall Islands law to the Company) as to the validity of the common shares to be registered
8.1	Opinion of Cozen O’Connor (New York) (special counsel on Marshall Islands law to the Company) regarding Marshall Islands tax matters
8.2	Opinion of Cravath, Swaine & Moore LLP (United States counsel to the Company) regarding U.S. tax matters
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Cozen O’Connor (New York) (included in Exhibit 5.1)
23.3	Consent of Cozen O’Connor (New York) (included in Exhibit 8.1)
23.4	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.2)
24.1	Powers of Attorney (included on the signature page hereto)

ITEM 10. Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

b.

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 1(a), 1(b) and 1(c) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph 4 and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by section 10(a)(3) of the Securities Act of 1933 or section 210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

5.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

a.

each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

b.

each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

b.	any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

c.	the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

d.	any other communication that is an offer in the offering made by the Registrant to the purchaser.

7.	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Athens, Greece, on July 6, 2016.

COSTAMARE INC.
By:	/s/ Anastassios Gabrielides
Name:	Anastassios Gabrielides
Title:	General Counsel and Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Konstantinos Konstantakopoulos, Gregory Zikos and Anastassios Gabrielides his or her true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 6, 2016.

Signature	Title

/s/ KONSTANTINOS KONSTANTAKOPOULOS Konstantinos Konstantakopoulos	Chief Executive Officer and Chairman (Principal Executive Officer)

/s/ GREGORY ZIKOS Gregory Zikos	Chief Financial Officer and Director (Principal Financial and Accounting Officer)

/s/ KONSTANTINOS ZACHARATOS Konstantinos Zacharatos	Director

/s/ CHARLOTTE STRATOS Charlotte Stratos	Director

/s/ VAGN LEHD MøLLER Vagn Lehd Møller	Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this Registration Statement on July 6, 2016.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number	Description
4.1

Second Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 1, 2013 (File No. 001-34934))

4.2

First Amended and Restated Bylaws (incorporated herein by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 1, 2013 (File No. 001-34934))

4.3

Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1/A, filed with the SEC on October 27, 2010 (Registration No. 333-170033))

4.4	Form of Stockholder Rights Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 20, 2010 (Registration No. 333-170033))
5.1	Opinion of Cozen O’Connor (New York) (special counsel on Marshall Islands law to the Company) as to the validity of the common shares to be registered
8.1	Opinion of Cozen O’Connor (New York) (special counsel on Marshall Islands law to the Company) regarding Marshall Islands tax matters
8.2	Opinion of Cravath, Swaine & Moore LLP (United States counsel to the Company) regarding U.S. tax matters
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Cozen O’Connor (New York) (included in Exhibit 5.1)
23.3	Consent of Cozen O’Connor (New York) (included in Exhibit 8.1)
23.4	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.2)
24.1	Powers of Attorney (included on the signature page hereto)